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Form AW

February 6, 2009

VIA EDGAR

Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Withdrawal of Amendments
    FS Variable Separate Account (Registrant)
    First SunAmerica Life Insurance Company (Depositor)
    Polaris Platinum III Variable Annuity
    File Nos. 333-147008 and 811-08810
    SEC Accession No. 0000950148-08-000433

Dear Sir or Madam:

     On behalf of Registrant, pursuant to Rule 477 under the Securities Act of 1933 (the "1933 Act"), we request withdrawal of Post-Effective Amendment No. 4 under the 1933 Act and Amendment No. 7 under the Investment Company Act of 1940 (collectively, the "Amendments"), filed with the SEC pursuant to Rule 485(a) on November 26, 2008 (SEC Accession No. 0000950148-08-000433). The Amendments were filed to launch a new product, Polaris Platinum III. After careful consideration, the Registrant has determined not to proceed with the registration and sale of the securities covered by the Amendments and to instead launch the new product on an initial N-4 registration statement.

     No securities were sold in connection with the offering contemplated by the prospectus contained in the Amendments referenced above. The Amendments have not been declared effective or become automatically effective. Accordingly, we request that the Commission grant an order for the withdrawal of the Amendments and declare the withdrawal effective.

Sincerely,


/s/ MANDA GHAFERI

Manda Ghaferi
Assistant General Counsel